ARTHUR ANDERSEN LLP                     Schedule XII





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
     Aurora Loan Services, Inc.:

We have examined management's assertion about AURORA LOAN SERVICES, Inc.'s (the "Company") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS and that the Company had in effect a fidelity bond and errors and omissions policy in the amount of $100,000,000 and $5,000,000, respectively, as of November 30,1997 and for the period from inception (May 15,1997) through November 30,1997, included in the accompanying management's assertion (Schedule
XIII. Management is responsible for the Company's compliance with those minimum servicing standards and for maintaining a fidelity bond and errors and omissions policy. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Company complied with the aforementioned minimum servicing standards and that the Company had in effect a fidelity bond and errors and omissions policy in the amount of $100,000,000 and $5,000,000, respectively, as of and for the period from inception (May 15, 1997) through November 30, 1997, is fairly stated, in all material respects.

/s/ Arthur Andersen LLP

Denver, Colorado,
February 26,1998.